Exhibit 99.1

Aeterna Zentaris Reports Fourth Quarter and Full Year 2023 Financial Results and Announces Completion of Enrollment in Ongoing Pivotal DETECT-Trial for the Diagnosis of Childhood-Onset Growth Hormone Deficiency

–	Company confirms successful completion of enrollment in the pivotal DETECT Phase 3 trial

–	Company ended the year with $34.0 million in cash, expected to fund operations through 2024 and into 2025

–	All-stock merger of equals transaction with Ceapro, Inc. expected to close in the second quarter of 2024

TORONTO, ONTARIO, March 27, 2024 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products, today reported its financial and operating results for the year ended December 31, 2023 and provided an update on the completion of enrollment for its ongoing Phase 3 safety and efficacy study AEZS-130-P02 (the “DETECT-trial”) evaluating macimorelin for the diagnosis of Childhood Onset Growth Hormone Deficiency (“CGHD”).

The Company completed enrollment of all patients in the DETECT-trial and expects that the last patient will receive the patient’s first growth hormone stimulation test using macimorelin in April 2024. The DETECT-trial is a multicenter, open-label trial to investigate the efficacy and safety of a single oral dose of 1.0 mg/kg macimorelin acetate as growth hormone stimulation test in pediatric patients with suspected CGHD. The study included approximately 100 subjects in Europe and North America.

In addition, as previously announced, at their respective shareholder meetings held on March 12, 2024, the shareholders of each of Aeterna and Ceapro Inc. (“Ceapro”) approved an all-stock merger of equals transaction which is expected to be effected by way of a plan of arrangement under the Canada Business Corporations Act in the second quarter of 2024 and subject to completion of various conditions, including stock exchange approvals.

Dr. Klaus Paulini, Chief Executive Officer of Aeterna commented, “With enrollment now completed in the DETECT-trial, we expect the completion of the DETECT-trial in the second quarter and Top-Line Data in the third quarter of this year. In addition to achieving an important milestone for macimorelin in CGHD, we are also looking forward to closing the merger with Ceapro in the second quarter of 2024.”

Summary of Fourth Quarter and Full Year 2023 Financial Results

All amounts are in U.S. dollars.

Cash and cash equivalents

The Company had $34.0 million in cash and cash equivalents at December 31, 2023.

Results of operations for the three-month period ended December 31, 2023

For the three-month period ended December 31, 2023, we reported a net loss of $5.6 million, or $1.16 loss per common share, as compared with a net loss of $12.5 million, or $2.56 loss per common share for the three-month period ended December 31, 2022. The $6.9 million decrease in net loss is primarily due to the non-recurring $8.3 million impairment of goodwill and intangible assets in the prior year as well as an increase in net other income of $0.9 million. This was offset by a $2.4 million decrease in revenues.

Revenues

●	Our total revenue for the three-month period ended December 31, 2023, was $0.1 million as compared to $2.5 million for the same period in 2022, representing an decrease of $2.4 million, this decrease is primarily due to a $2.5 million decrease as a result of the termination of the Company’s agreement with Novo Nordisk Healthcare in May 2023, offset by a $0.1 milling increase in product sales.

Operating Expenses

●	Our total operating expenses for the three-month period ended December 31, 2023 was $6.5 million as compared with $14.8 million for the same period in 2022, representing a decrease of $8.3 million. This decrease was primarily from a $0.6 million decrease in cost of sales and research and development expenses, a $8.3 million charge for the impairment of goodwill, intangible assets and other assets in 2022 that was not repeated in 2023, offset by a $0.6 million increase in selling, general and administrative expenses.

Net Other Income (costs)

●	For the three-month period ended December 31, 2023, our net other income was $0.8 million as compared to $0.1 million for the three-month period ended December 31, 2022. This $0.9 million increase arises primarily from the $0.5 million gain on the sale of an intangible asset and a $0.4 million increase in interest income.

Results of operations for the full year ended December 31, 2023

For the twelve-month period ended December 31, 2023, we reported a net loss of $16.6 million, or $3.41 loss per common share, as compared with a net loss of $22.7 million, or $4.68 loss per common share for the twelve-month period ended December 31, 2022. The $6.1 million decrease in net loss is primarily due to the non-recurring $8.3 million impairment of goodwill and intangible assets in the prior year as well as a $0.5 million increase in net other income. This was offset by a decrease of $1.1 million in revenues and a combined $1.6 million increase in research & development and selling, general & administration expenses.

Revenues

●	Our total revenue for the twelve-month period ended December 31, 2023 was $4.5 million as compared to $5.6 million for the same period in 2022, representing an decrease of $1.1 million. The decrease is due to a $1.0 million associated to the termination of the Company’s agreement with Novo Nordisk Healthcare in May 2023 and a $0.1 million decrease in product sales.

Operating Expenses

●	Our total operating expenses for the twelve-month period ended December 31, 2023 was $22.5 million as compared with $29.2 million for the same period in 2022, representing a decrease of $6.7 million. This decrease arises primarily from $8.3 million charge for the impairment of goodwill, intangible assets and other assets in 2022 that was not repeated in 2023 offset by a $1.1 million increase research and development expenses and $0.5 increase in selling general and administration expenses.

Net Other Income (costs)

●	Our net other income for the twelve-month period ended December 31, 2023, was $1.4 million as compared with $0.9 million for the same period in 2022, representing an increase of $0.5 million. This is primarily due to a $0.5 million from gain on the sale of an intangible asset and $1.1 million from interest income offset by $1.1 million loss increase from loss due to foreign currency exchange rates.

Consolidated Financial Statements and Management’s Discussion and Analysis

For reference, the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fourth quarter and full year 2023, as well as the Company’s consolidated financial statements as of December 31, 2023, will be available on the Company’s website (www.zentaris.com) in the Investors section or at the Company’s profile at www.sedarplus.com and www.sec.gov.

About Macimorelin (Macrilen®; GHRYVELIN™)

Macimorelin, an oral drug used for the diagnosis of adult growth hormone deficiency (AGHD) is approved for marketing under the brand name GHRYVELIN™ in the European Economic Area and Macrilen® in the United States. In addition, Aeterna Zentaris is currently conducting the Phase 3 safety and efficacy study AEZS-130-P02 (the “DETECT-trial”) evaluating macimorelin for the diagnosis of childhood-onset growth hormone deficiency (CGHD).

Macimorelin (Macrilen®; GHRYVELIN™), a ghrelin receptor agonist, is an orally active peptidomimetic molecule that stimulates the secretion of growth hormone from the pituitary gland. Stimulated growth hormone levels are measured in blood samples taken after oral administration of macimorelin for the assessment of AGHD. Approval of macimorelin for use in adult was granted by the FDA in 2017 and by the EMEA in 2019, based on Phase III data showing that oral macimorelin provides accuracy comparable to that of standard insulin tolerance testing (ITT), but has a more favorable safety profile compared to ITT. Oral macimorelin also reduces false positive test results, helping to avoid unnecessary treatment of patients.

About Aeterna Zentaris Inc.

Aeterna is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. Aeterna’s lead product, macimorelin (Macrilen; Ghryvelin), is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). Aeterna is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD), an area of significant unmet need.

Aeterna is also dedicated to the development of its therapeutic assets and has established a pre-clinical development pipeline to potentially address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), Parkinson’s disease (PD), hypoparathyroidism and amyotrophic lateral sclerosis (ALS; Lou Gehrig’s disease).

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Forward-Looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of U.S. and Canadian securities legislation and regulations, and such statements are made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “aiming”, “anticipates,” “believes,” “intends,” “potential,” “possible,” and similar expressions. Such statements, based as they are on current expectations of management, inherently involve numerous risks, uncertainty and assumptions, known and unknown, many of which are beyond our control.

Forward-looking statements in this press release include, but are not limited to, those relating to Aeterna’s expectations regarding: its preclinical and clinical studies, its ability to secure regulatory approvals for Macrilen™, its efforts to obtain a development and commercialization partner for Macrilen™ in the U.S. and Canada, the timing of the closing of the transaction with Ceapro and the ability to meet its currently anticipated cash needs into 2025.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risks and uncertainties include, among others, our reliance on the success of the DETECT clinical trial in the European Union and U.S. for Macrilen™ (macimorelin) in CGHD; results from our ongoing or planned pre-clinical studies and our DETECT clinical trial under development may not be successful or may not support advancing the product further in pre-clinical studies, to human clinical trials or regulatory approval; our ability to raise capital and obtain financing to continue our currently planned operations; our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully commercialize the product; the global instability due to the global pandemic of COVID-19 and the war in the Ukraine, and their unknown potential effect on our planned operations; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our ability to continue to list our common shares on the NASDAQ; and the availability and timing of required stock exchange, regulatory and other approvals for the completion of the transaction with Ceapro. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties, including those risks discussed in our Annual Report on Form 20-F under the caption “Risk Factors”. Given the uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Information Concerning the Registration Statement

Aeterna filed a Registration Statement on Form F-1 (including a prospectus) (File No. 333-277115) (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) on February 15, 2024 for the issuance of common share purchase warrants and common shares issuable upon exercise thereof in connection with the transaction with Ceapro (the “Transaction”) discussed in this communication, but it has not yet become effective. The common share purchase warrants and common shares issuable upon exercise thereof may not be sold nor may offers to buy them be accepted prior to the time the Registration Statement becomes effective. Before you invest in any Aeterna common shares, you should read the prospectus in the Registration Statement and the other documents incorporated by reference therein for more complete information about Aeterna, Ceapro, the Transaction and the common share purchase warrant offering.

You may get copies of the Registration Statement for free by visiting EDGAR on the SEC website at www.sec.gov or at SEDAR+ at www.sedarplus.ca. Alternatively, you may obtain copies of them by contacting Aeterna’s investor contact at the details provided below. Other than as noted above, none of the securities to be issued pursuant to or in connection with the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. state securities laws, and such securities are anticipated to be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and similar exemptions under applicable state securities laws.

No Offer or Solicitation

This news release and the information contained herein are not, and do not, constitute an offer to sell any securities or a solicitation of an offer to buy any securities in the United States or any other state or jurisdiction, nor shall any securities of Aeterna be offered or sold in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the SEC nor any state securities commission has approved or disapproved of the transactions described herein or determined if this communication is truthful or complete. Any representation to the contrary is a criminal offense.

You should not construe the contents of this communication as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this release.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com

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